

MAIL STOP 3561

May 14, 2009

Mr. Daniel Wettreich
President and Chief Executive Officer
Camelot Corporation
18170 Hillcrest Road, Suite 100
Dallas, Texas 75252

> **Re: Camelot Corporation**
> **Form 10-KSB for Fiscal Year Ended April 30, 2008**
> **Filed June 23, 2008**
> **File No. 000-08299**

Dear Mr. Wettreich:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief